Exhibit 99.1

Westport Fuel Systems Announces the Closing of the Sale of the IMPCO APU Assets

VANCOUVER, May 1, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) today announced the closing of its previously announced sale of the assets of its IMPCO Auxiliary Power Unit ("APU") business. Net proceeds to the company at closing were approximately $60 million US dollars, after adjusting for estimated net working capital, transaction costs, hold back amounts and other deal related expenses. Westport Fuel Systems has entered into an agreement to supply APU systems and parts to the purchaser for approximately 5 months.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

SOURCE Westport Fuel Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/01/c1018.html

%CIK: 0001370416

For further information: Investor Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 01-MAY-17